Sprouts Farmers Market, Inc.

11811 N. Tatum Blvd., Suite 2400

Phoenix, AZ 85018

November 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sprouts Farmers Market, Inc. (the “Company”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2013, which was filed with the U.S. Securities and Exchange Commission on November 7, 2013 (the “Form 10-Q”). This disclosure can be found on pages 43 and 44 of the Form 10-Q and is incorporated by reference herein. The Company made such disclosure based on information provided by other companies that may be deemed to be under common control with the Company, and not because of any conduct by the Company.

Very truly yours,

By:	/s/ Amin N. Maredia
Name:	Amin N. Maredia
Title:	Chief Financial Officer